March 9, 2007

Via Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler
Michael Reedich
Song Brandon

Re:	Cobalis Corp. (the “Company”)
Registration Statement on Form SB-2
File Number 333-140790

Dear Ladies and Gentlemen:

On behalf of Cobalis Corp., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), which were furnished by your letter dated February 28, 2007 (the “Staff Letter”). We have reproduced your comments below and have followed the comments with our response. References in this letter to “we,” “our” or “us” mean Cobalis Corp. or its advisors, as the context may require.

Staff Comments

General

1.
It appears to us that you should register the offering as a primary offering by the issuer and not as a resale by the selling shareholder. It appears the issuer is not eligible to conduct a primary offering on Form S-3, so it is not eligible to conduct an at-the-market offering under Rule 415(a)(4). Likewise, it does not appear the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(x). Therefore, it appears you must:

•	file a registration statement for the “resale” offering at the time of each conversion because the issuer is not eligible to conduct the offering on a delayed or continuous basis;

•	identify the selling shareholder as an underwriter in the registration statement; and

•	include the price at which the underwriter will sell the securities.

Jeffrey P. Riedler
Michael Reedich
Song Brandon
Securities and Exchange Commission
March 9, 2007

Response: We respectfully note the Staff’s comment. Please note that we have revised the Registration Statement to register 7,024,085 shares of the Company’s common stock for re-sale by the selling stockholders named therein. This number is equal to 33% of the Company’s total outstanding common stock held by non-affiliates, which is currently 21,285,106 shares. This revision is permitted pursuant to the Registration Rights Agreement between the Company and Cornell Capital, L.P. (the “Rights Agreement”), and no further amendment of the Rights Agreement is required to effect the reduction in the amount of shares registered under the Registration Statement. As a result, we believe that this is a valid secondary offering under Rule 415.

Signature Page

2.
Additionally, as we noted in our comment letter dated February 27, 2007, your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly in any subsequent amendments.

Response: We respectfully note the Staff’s comment. We have revised the Registration Statement accordingly.

The written undertakings by the Company requested by the Staff are set forth in Exhibit A annexed hereto.

Your prompt attention to this response would be greatly appreciated. Any questions or additional comments you may have may be directed to the undersigned at (858) 350-2368 or Martin J. Waters at (858) 350-2300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ Reginald A. Norris
Reginald A. Norris

cc: Gerald Yakatan, Ph.D., Cobalis Corp.
       Martin J. Waters, Esq.

Jeffrey P. Riedler
Michael Reedich
Song Brandon
Securities and Exchange Commission
March 9, 2007

Exhibit A

Cobalis Corp. (the “Company”) hereby confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cobalis Corp.

Date: March 9, 2007	By:	/s/ Gerald Yakatan
Gerald Yakatan Chief Executive Officer